                SUPPLEMENT TO PROSPECTUS DATED OCTOBER 5, 1998
            (FURTHER REDUCTION OF TEMPORARY WARRANT EXERCISE PRICE)

  As a result of current market conditions, the Company has agreed with the Warrant Agent to further reduce the temporary exercise price described in the attached Prospectus from $1.25 per share to $1.00 per share. This further reduction will remain in effect until December 4, 1998 when the Temporary Exercise Period expires, subject to further adjustment. Warrantholders who already have exercised at the $1.25 per share temporary exercise price will be refunded $.25 for each Warrant exercised. All references in the attached Prospectus to the temporary exercise price of $1.25 should now be read as $1.00.

Because of this further reduction in temporary exercise price, the net proceeds which the Company may receive from the exercise of the Warrants if they are all exercised in full will be reduced to an estimated $4,218,192 from the estimated $5,302,741 described under "Use of Proceeds" on page 13 of the attached Prospectus. The intended use of proceeds from any such exercises remains the same. See "Use of Proceeds."

Also, as a result of this further reduction in temporary exercise price, an investor exercising the Warrants will experience immediate and substantial dilution of $.75 or approximately 75% per share because the exercise price of the Warrants exceeds the net tangible book value per share of the Company, after giving effect to the exercises, purchases and divestitures. The following is a revised table (page 13 of the attached Prospectus) illustrating the dilution which investors participating in this offering will incur and the benefit to current shareholders as a result of this offering (both Risk Factor 17, "Immediate and Substantial Dilution", and the "Dilution" section, page 13, should be read, taking the further reduction of temporary exercise price into account):

      Exercise price of the Warrants..............................        $1.00
        Net tangible negative book value per share before
         offering................................................. $(.12)
        Increase in pro forma net tangible book value per share
         attributable to Common Stock issued on exercise of
         Warrants................................................. $ .37
                                                                   =====
      Net tangible book value per share after offering............        $ .25
                                                                          =====
      Dilution of net tangible book value per share to purchasers
       exercising their Warrants(2)...............................        $ .75
                                                                          =====

  The Company is in the process of changing its name to Terrace Food Group, Inc. This change should be completed shortly. See "Prospectus Summary--The Company", page 3 in the attached Prospectus.


                THE DATE OF THIS SUPPLEMENT IS OCTOBER 10, 1998